August 13, 2025

Sung Lee
Executive Vice President and Chief Financial Officer
Cytokinetics, Inc.
350 Oyster Point Blvd
South San Francisco, CA 94080

       Re: Cytokinetics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 000-50633
Dear Sung Lee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences